UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST, INC.
(Name of Subject Company)

HEALTHCARE TRUST, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

42226B105
(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Chief Executive Officer and President
Healthcare Trust, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership (“Comrit”) and Comrit Investments Ltd. (together, the “Offerors”) to purchase up to 5,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Healthcare Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $8.61 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offerors with the Securities and Exchange Commission (the “SEC”) on February 26, 2020 (as may be amended, the “Offer to Purchase”).

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS (THE “STOCKHOLDERS”) REJECT THE OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Healthcare Trust, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500

This Schedule 14D-9 relates to the Common Stock. As of February 29, 2020, the Company had 91,898,860 shares of Common Stock outstanding, held by approximately 43,956 stockholders of record.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Offer by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 5,000,000 shares of Common Stock at a price equal to $8.61 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offerors, the Offer will expire at 11:59 p.m., Eastern Time, on April 30, 2020.

According to the Offerors’ Schedule TO, the business address for the Offerors is 9 Ahad Ha’am Street, P.O.B. 29161, Tel Aviv, Israel 61291, and the business telephone number is 972-3-519-9936.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 18, 2019.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The Company’s board of directors, in consultation with the Company’s advisor, has reviewed the terms of the Offer. Based on its review, the board of directors has unanimously determined that the Offer is not advisable and is not in the best interests of the Company or its Stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFERORS PURSUANT TO THE OFFER TO PURCHASE.

The Company’s board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offerors pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. Stockholders should consult with their financial or tax advisor when considering the Offer. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have limited alternatives available to sell some of or all their Common Stock. In addition, the Company’s share repurchase program provides for only limited repurchases funded solely with proceeds from the Company’s distribution reinvestment plan.

(b)	Reasons for the Recommendation.

The Board has evaluated the terms of the Offer and notes that the price is significantly less than the estimated per-share net asset value of Common Stock (“Estimated Per-Share NAV”) of $17.50 per share as of December 31, 2018 approved by the Board. The price in the Offer is 49.2% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K filed on April 3, 2019 filed with the SEC. As noted therein, because shares of Common Stock are not listed on a national securities exchange and there is no established trading market for shares of Common Stock, Estimated Per-Share NAV does not represent the amount that (i) shares of Common Stock may trade on a national securities exchange or a third party would pay for the Company, (ii) a stockholder would obtain if he or she tried to sell his or her shares of Common Stock or (iii) a stockholder would realize in per share distributions if the Company sold all of its assets and settled all of its liabilities in a plan of liquidation. The Company expects to publish a new Estimated Per-Share NAV as of December 31, 2019 on or around April 3, 2020. There can be no assurance as to whether the new Estimated Per-Share NAV will be higher or lower than the current Estimated Per-Share NAV.

Note also that the Offer to Purchase discloses the fact that Comrit will pay third parties a total of 7% of the purchase price of the tendered shares of Common Stock, including (i) a 2% fee to Central Trade and Transfer, LLC, an affiliate of Orchard Securities, LLC, Member FINRA/SIPC to facilitate the settlement of and payment for any tender shares, plus a $5,000 administrative fee and reimbursement of expenses, and (ii) a 5% commission on the purchase price of each share tendered paid to Independent Financial Group, Member FINRA/SIPC, of which Plotkin Financial Advisors, LLC, a registered investment adviser under the Investment Advisers Act of 1940, would be paid 4.5% of the aggregate purchase price as compensation for their advisory and administrative services in connection with the Offer.

The Offerors acknowledge that in establishing the offer price of $8.61 per share, they are motivated to establish the lowest price which might be acceptable to stockholders consistent with its objectives. The Offerors state that they have not made an independent appraisal of the Company’s Common Stock or its properties, and are not qualified to appraise real estate.

If any stockholders choose to sell, such stockholders would lose any rights attendant with respect to the shares of Common Stock that they sell, including any appreciation in the value of the Common Stock or future distributions paid, if any.

The earliest that the Offer expires is April 30, 2020. This date may, however, be extended by the Offerors in their sole discretion. In addition, if more than 5,000,000 shares of Common Stock are validly tendered in the Offer and not withdrawn, the Offerors will accept shares of Common Stock from tendering Stockholders on a pro rata basis.

The Offerors expressly reserve the right, in their sole discretion, to amend the terms of the Offer in any respect, which could include by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the Offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law, the Offerors do not necessarily have an obligation to otherwise publish, advertise or communicate the public announcement.

Accordingly, the Board unanimously recommends that stockholders NOT tender their shares of Common Stock pursuant to the Offer.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be considered to be forward-looking statements under federal and securities laws and applicable case-law. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2019 as may be updated by the quarterly reports and current reports of the Company filed with the SEC.

The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9.	Exhibits.

Exhibit	Description
(a)(1)	Letter to Stockholders, dated March 10, 2020*
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A, filed on March 18, 2019**

__________________

*	Filed herewith
**	The sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” are incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2020
	By:	/s/ Katie P. Kurtz
	Name:	Katie P. Kurtz
	Title:	Chief Financial Officer, Treasurer and Secretary